Description of Business

Atna Resources Ltd. (Atna or the Company) is engaged in the exploration and development of gold properties primarily in the United States. The Company also has properties in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim consolidated financial statements and the notes thereto for the nine months ended September 30, 2006, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2005 and 2004, can be viewed on SEDAR at www.sedar.com.

Exploration Activities

Highlights

•	Diamond drilling commenced at the Jarbidge Project
•	Pinson Mining Company completed permit transfer and bonding for continued work at Pinson
•	Meridian Gold to commence work at Clover in 4th quarter 2006

Pinson Property, Nevada

No work was carried out on the property during the 3rd quarter. Pinson Mining Company (PMC), a controlled subsidiary of Barrick Gold Corporation, has completed the transfer of all of Atna’s operating permits to its own name. This sets the stage for PMC to complete its planning process and to begin exploration and development work on the property. PMC must spend US$30.0 million before April 2009 if it is to earn back 40%, thereby increasing its project interest from 30% to 70%. Pinson is a structurally controlled “Carlin-type” gold system with over 950,000 ounces of past production from open pits and a measured and indicated resource defined by Atna’s work of 1.69 million tons grading 0.42 oz/ton gold (containing 712,600 ounces gold). Additionally, the Pinson project contains an estimated 3.1 million tons grading 0.34 oz/ton gold in the inferred resource category (1.05 million ounces gold).

Jarbidge, Nevada

Drilling commenced in September with two diamond drills currently on site. The late start of drilling was due to contractor delays and equipment availability. Initial drilling will test the Buckeye vein system where surface sampling has returned values in excess of 40 g/t gold and along the strike of the Long Hike-Flaxie vein that was the main producing structure in the district. Inclement weather is likely to shut the program down before a number of top priority targets are tested. The program will be resumed next field season. Results from the initial drill holes will be reported during the final quarter.

The project is centered on the historic gold district of Jarbidge where over 350,000 ounces of gold and 1.2 million ounces of silver were produced prior to 1937. Atna’s mapping, sampling and historic data compilation has identified over 55,000 linear feet of veins and/or altered fault zones representing drill target areas. Surface samples from the Pick and Shovel area have returned gold assays up to 1,000 g/t gold and 1,205 g/t silver from select samples of quart-adularia veining. Other areas targeted for initial drill testing include the Bluster Mine area (surface sampling returned up to 13.6 g/t gold) and the Buckeye Mine (surface samples up to 41.3 g/t gold and 73.1 g/t silver). Jarbidge represents a low-sulphidation, epithermal, bonanza vein district hosted by Tertiary rhyolitic volcanic rocks. The property has seen little modern exploration until Atna’s work.

Clover, Nevada

Due diligence by Meridian Minerals is nearing completion and a definitive earn-in agreement will likely be finalized in November, 2006. Meridian may earn a 51% interest in the property by making cash payments to Atna totaling US$500,000 and by incurring work expenditures on the property totaling US$3.5 million within three years. Meridian may elect to earn an additional 19% joint venture interest by completing, at its own cost, a pre-feasibility study on the project within 30-months after meeting the initial earn-in requirements. Atna anticipates that Meridian will commence an exploration program upon execution of the agreement.

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 1.01 oz/ton Au, 11.6 oz/ton Ag). Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (0.90 oz/ton Au) gold bearing float and at the south end of the property, high-grade gold intersections from previous drilling (0.74 oz/ton Au over 31.8 ft., 0.23 oz/ton Au over 25 ft., and 0.29 oz/ton Au over 10 ft.).

Beowawe, Nevada

Apolo Gold and Energy has been granted an extension of the drill requirements at Beowawe (6,000 feet required) because suitable drills have not been available and archeological surveys delayed permit issuance. Beowawe is an epithermal, volcanic-hosted gold target located within the Northern Nevada Rift in north-central Nevada. The project is located north of the Fire Creek project (Klondex Mines, ~1 million ounce gold resource, news release September 5, 2006), 2 miles east of the Mule Canyon Mine (Newmont Mining, ~1 million ounce gold production), and southeast of the Ivanhoe project (Hecla Mining-Great Basin Gold). Atna anticipates drilling to commence at Beowawe as soon as drilling equipment becomes available as the property is fully permitted.

Results of Operations

Third Quarter 2006

During the third quarter 2006, the Company commenced diamond drilling on its Jarbidge project, Nevada. During the quarter, exploration expenditures totalled $370,458, of which $249,617 were attributed to the Jarbidge project and $45,306 were attributed to the Pinson project. During the third quarter 2005, exploration expenditures of $5,031,858 were incurred, of which $4,921,664 were attributed to the Pinson project and $63,909 were attributed to the Jarbidge project. The decrease in exploration expenditures on the Pinson project during the third quarter 2006 was due to the fact that effective April 2006, PMC became operator of the project and will pay for the next US$30,000,000 of exploration and pre-production expenditures.

During the third quarter 2006, operating expenses were $467,766 as compared to operating expenses of $361,117 during the third quarter 2005. The most significant components of operating expenses were $66,149 (2005 - $84,611) for investor relations $98,594 (2005 - $52,322) for wages and benefits, $88,324 (2005 - $13,183) for exploration and business development and $125,703 (2005 - $64,315) for stock-based compensation, a non-cash item.

During the third quarter 2006, proceeds in the amount of $324,937 (2005 - $75,232) were received through interest and miscellaneous income, and foreign exchange, a non-cash item, was incurred in the amount of $34,997 (2005 - ($361,453)).

Nine Months 2006

For the nine month period ended September 30, 2006, acquisition and exploration expenditures totalled $3,043,696 (2005 - $7,653,341), of which $2,578,256 (2005 - $7,478,408) were attributed to the Pinson project and $331,972 (2005 - $104,755) were attributed to the Jarbidge project. The decrease in exploration expenditures on the Pinson project was due to the fact that effective April 2006, PMC became operator of the project and will pay for the next US$30,000,000 of exploration and pre-production expenditures. The Company recovered costs of $1,111,847 (2005 - $65,898) primarily on the Pinson project, received option payments of $28,171 (2005 - $81,045) on the Celeste project, and incurred a write-off of $136,015 (2005 - Nil) on the Sno project.

General and administrative expenses of $2,182,666 (2005 - $1,014,233) represented an increase of $1,168,433 over the previous period. The most significant components of the increase were: wages and benefits of $422,887 (2005 - $138,151) as a result of hiring an additional full-time employee, an increase in salaries, the granting of bonuses to management and employees, and a change in the allocations in reporting salaries and wages from the previous period; exploration and business development of $169,058 (2005 - $60,504) as a result of the Company’s focus on growth opportunities through the evaluation of properties and companies with the potential to add value through mergers or acquisitions; legal and audit costs of $127,018 (2005 - $37,668) as a result additional accounting and legal costs incurred in meeting corporate governance requirements, for services rendered on the Pinson and Wolverine projects and general corporate matters; and, stock-based compensation of $902,341 (2005 - $83,370), a non-cash item.

The gain on sale of marketable securities of $1,684,206 (2005 - $323,002) represented an increase of $1,136,204 over the previous period. The increase was as a result of the gain on sale of Yukon Zinc Corp., Pacifica Resources Corp. and Silver Quest Resources shares during the current period. Interest income of $587,741 (2005 - $181,477) represented an increase of $406,264 over the previous period which was as a result of having a greater amount of funds on deposit, investing of a certain portion of the funds in longer term financial instruments, and an adjustment to reporting certain short-term investments at market value.

Summary of Quarterly Results

The following are the results for the eight most recent quarters.

Three months ended	Sep-06	Jun-06	Mar-06	Dec-05
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	467,766	675,376	1,039,524	523,513
Loss (gain) for the period	107,832	679,989	(590,402)	597,066
Basic and diluted loss per share	0.01	0.01	0.01	0.03
Total assets	33,871,048	33,870,586	34,736,899	33,746,201
Exploration expenditures	370,458	1,286,831	1,180,399	4,473,231
Three months ended	Sep-05	Jun-05	Mar-05	Dec-04
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	361,123	653,118	309,217	342,188
Loss (gain) for the period	229,749	348,585	(14,218)	2,245,620
Basic and diluted loss per share	0.01	0.01	0.01	0.15
Total assets	22,098,941	15,087,814	13,906,562	14,258,164
Exploration expenditures	4,837,487	2,621,483	922,558	2,118,430

Quarterly results can vary significantly depending on whether the Company realizes any gain or loss on sale of its investments, abandons or writes down properties, incurs gains or losses on foreign exchange, or grants stock options. See “Results of Operations”.

Liquidity and Capital Resources

At September 30, 2006 the Company had cash, cash equivalents and liquid investments totaling $13,437,806 (2005 - $7,002,864) and working capital of $13,726,211 (2005 - $7,276,252). The Company’s exploration expenditures for the year will be reduced as a result of the decision by PMC to back-in on Pinson project. The Company considers its existing working capital to be sufficient to fund property maintenance, administrative overhead and exploration expenditures for at least the next twelve months.

The Company has a shared lease commitment for its office premises which expires June 30, 2010. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000. Aside from the rental lease commitment, the company has no material off-balance sheet arrangements or long-term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interests in its properties. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the quarter, the Company had no related party transactions.

Financing and Investing Activities

During the nine month period ended September 30, 2006, 7,450,000 special warrants, which were issued in December 2005 for net proceeds of $8,730,587, were converted to 7,450,000 common shares pursuant to acceptance of the Company’s prospectus by regulatory authorities. The Company received proceeds in the amount of $459,795 pursuant to the exercise of 502,771 share purchase warrants and $143,625 pursuant to the exercise of 520,000 stock options. The Company also received a gain on the sale of marketable securities in the amount $1,684,206.

The Company has incurred acquisition and exploration expenditures totalling $3,043,696 (2005 - $7,653,341), of which $2,578,256 (2005 - $7,478,408) were attributed to the Pinson project and $331,972 (2005 - $104,755) were attributed to the Jarbidge project.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at September 30, 2006	63,901,838	n/a	n/a
Issued after September 30, 2006 30, 2006 30, 2006	25,000	n/a	n/a
Employees Stock Options	2,465,000	$0.325 - $2.01	Jan 9/07 - Jul 7/09
Warrants	444,729	$1.55	Dec 16/06
Fully diluted at November 2, 2006	66,836,567	n/a	n/a

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

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ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS       FORM 51-102F
For the Nine Months Ended September 30, 2006

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which is elected annually on a three-year rotation by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Forward-Looking Statements

This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2005. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of November 2, 2006 (the “Report Date”), and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic.

The junior resource market, where the Company raises its funds, is volatile and there is no guarantee that the Company will be able to raise funds as it requires them. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Outlook

Pinson Mining Company (PMC) continues to consider options for further exploration and development of the Pinson property and will advise Atna when a work program is implemented. Atna holds a 70% interest in the property and PMC has a 30% interest. PMC may earn an additional 40% interest in the property, increasing their total interest to 70% and reducing Atna to 30%, by spending US$30 million on exploration and development of the property before April, 2009.

Drilling will continue with two machines at Jarbidge until weather forces closure for the winter season, probably about mid November. Progress has been slow due to difficult drilling in intensely altered volcanic rocks and the scarcity of personnel to operate the drills. Many of the first priority drill targets are unlikely to be tested before the season ends. Thus, we anticipate continuing the program next field season.

The Company anticipates completing the Clover agreement with Meridian during the final quarter. Meridian is expected to initiate work but is unlikely to drill until the snow clears in late spring.

The Company continues to evaluate new exploration, acquisition, and merger opportunities for gold, mainly in Nevada and NAFTA countries.

Subsequent Events

The Company has no subsequent events to report.